UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES GENERAL SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, March 19, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced the following:

Pursuant to the requirement of Grupo Mexico, S.A.B. de C.V., one of GAP’s shareholders,  contained in a letter dated March 5, 2012, and in accordance with a resolution adopted by the Audit and Corporate Practices Committee on March 18, 2013 based on Article 34 of the Company’s by-laws, Article 50 of the Mexican Securities Market Law and Article 184 and others of the Mexican General Corporations Law, GAP invites its shareholders to a General Ordinary Shareholders’ Meeting at 10:30 am on April 23, 2013 in the Salón Tejocote A of the Hotel Hyatt Recency, located at Campos Elíseos No. 204, Col. Polanco, Chapultepec, Del. Miguel Hidalgo, C.P. 11650, Mexico City, D.F., to discuss the following:

“MEETING AGENDA

1.
Proposal, discussion and, if applicable, submission for approval, of the suspension of the application by GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. of those by-laws of the Company that contravene Mexican Securities Market Law. Resolutions on this matter.

2.
Proposal, discussion and, if applicable, submission for approval of the means necessary for GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. to request accountability of those individuals who have served as members of the Board of Directors, its Chief Executive Officer and Company officials of GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

3.
Resolution to demand responsibility for actions taken by those individuals who have served as members of the Company’s Board of Directors, its Chief Executive Officer and/or Company officials as a result of possibly committing illegal acts, or causing of damages, against GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. Designation of Company delegates to undertake corresponding actions.

4.	Designation of delegates to formalize the resolutions adopted by the Shareholders’ Meeting.”

The above Meeting Agenda is a verbatim transcription of the Meeting Agenda included in the requirements of the above mentioned shareholder.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333)8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter:        http://twitter.com/aeropuertosGAP

Shareholders are reminded that per Article 36 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one of more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close three (3) business days prior to the date of this meeting, which will be April 18, 2013.

In order to attend the meeting, at least one business day prior to the meeting: (i) shareholders must deposit with the Company their stock certificates, shares, or a receipt of deposit of shares from S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present a list containing the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue an admission card and/or the forms that, in order to be represented, will be required under Article 49, Section III of the Mexican Securities Market Law.  In order to attend the meeting, shareholders must present either the admission card and/or the corresponding form.

Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated by a power of attorney (signed by two witnesses or as otherwise authorized by law). However, with respect to the Company’s capital stock traded on a stock exchange, the proxy may only verify his/her identity via Company forms.  These will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican General Corporations Law.

Mexico City, March 19, 2013

Sincerely,

_____________________________
Mr. Antonio Franck C.
Secretary of the Board of Directors

Press Release	Page 2 of 3

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 3 of 3

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 20, 2013